SAAB takes increased marketing responsibility for Gripen fighter aircraft and BAE SYSTEMS intends to reduce its shareholding in SAAB

In 1995 SAAB and BAE Systems created a 50/50 Joint Venture to develop and explore the Gripen Export business. In order to adapt to both external and internal dynamics, this Joint Venture has evolved including the creation of Gripen International as the export marketing organization for Gripen. SAAB and BAE Systems have jointly decided to develop further the cooperation regarding the Gripen export business.

SAAB will take the responsibility for Gripen International's efforts to win new Gripen export business. As already envisaged in 1995, through the Joint Venture with BAE Systems, SAAB's export marketing capabilities have increased and it is now appropriate for SAAB to take the lead for these activities. The move also opens possibilities to realize further synergies in the interface between Gripen International and SAAB.

Gripen is now well established in the export market, with orders from South Africa, Hungary and the Czech Republic, for a current total of 56 aircraft. The joint investment, the Export Baseline Standard, is nearing completion, and the first delivery is scheduled for May 1, 2005 to the Czech Republic. The production lines for South Africa and Hungary are operational. SAAB and BAE Systems will continue to have the joint responsibility for any Gripen activity in these established export markets and will also be able to cooperate on future Gripen exports on an optional basis.

The change will be implemented from 1st of January 2005.

In recognition of the changes to the Joint Venture Agreement BAE Systems will reduce its shareholding in SAAB AB. BAE Systems will retain at least 20 percent of votes and capital that will be considered as a long term investment.

Quote Åke Svensson, President and CEO, SAAB:
"The relationship with BAE Systems has now firmly established Gripen in the export market and for SAAB this is a logical step forward. Under our leadership we are confident that we will secure new orders from prospects already identified and continue to develop the export opportunities over time."

Quote Mike Turner, CEO, BAE Systems
"BAE Systems remains fully committed to all existing Gripen contracts and will, on a case-by-case basis, also directly support new marketing efforts. Our reduced ownership will also more appropriately reflect the new scope of cooperation between us and is regarded as a long term investment".

Issued by
BAE Systems plc
London

For further information contact C[illegible] Lambkin at BAE Systems on 01252 383836